Exhibit 99.1

News Release

Stantec to Acquire RNL Design
Sustainable buildings design leader brings recognized experience in civic, transit, commercial work while deepening firm's US buildings presence

EDMONTON, AB; DENVER, CO (June 22, 2017) TSX, NYSE:STN

Global design firm Stantec will strengthen the coast-to-coast reach of its US Buildings practice while broadening its civic and commercial capabilities through the acquisition of RNL, a Denver-based, 134-person integrated architectural, interior and urban design firm.  A recognized industry authority in transit facilities, urban design, workplace, civic, higher education, and mixed-use facilities, RNL also embraces a companywide strength in sustainable design. The company's award-winning services are provided from offices in Denver, Los Angeles, Washington DC, Abu Dhabi and Phoenix. The transaction is expected to close in late July.

"RNL is an exceptionally-well respected company in the industry which brings both talent and presence to complement our continuously growing Buildings practice," said Bob Gomes, Stantec president and chief executive officer. "RNL provides us with a critical geographic buildings design hub between our coasts with incredible service synergies to civic, transit, and commercial clients throughout the United States and Middle East."

With six decades in operation, RNL services clients in a wide variety of sectors, including public transit, civic, federal, energy, software development, telecommunications, and aerospace, among others. Large-scale projects in the firm's portfolio include the Research Support Facility (RSF) at the National Renewable Energy Lab in Golden, Colorado. The 340,000-square-foot (31,587 square-meter) RSF is the first Net Zero Energy project of its kind, and RNL provided full design services – from architecture and interior design to site planning and landscape architecture – with mechanical, electrical, and plumbing design provided by Stantec. Within public transit design, RNL provided architecture, interior and sustainable design for the 540,000 square-foot (50,167 square-meter) Los Angeles County Metropolitan Transportation Authority (Metro) Division 13 Bus Operations & Maintenance Facility, the first ground-up bus operations and maintenance facility for Metro in 30 years. Sustainably designed, the structure features photovoltaic panels, a green roof and an innovative rain capture system that repurposes water for bus washing needs. RNL also provided architectural, interior, landscape, and lighting design for Spire, a 41-story, Denver high-rise residential project. In the Middle East, the firm provided master planning services for the Dubai-based Burj Khalifa development, which includes a high-rise workplace and residential towers, as well as retail and urban streetscape elements spanning roughly 415 acres (168 hectares).

"Combining talents with Stantec offers a tremendous opportunity for our team members to collaborate on projects within a larger, established global network while helping to elevate their continually growing buildings practice," said H. Joshua Gould, RNL Chairman and chief executive officer. "We look forward to bringing our multidisciplinary expertise and our strong working relationships to the Stantec team, as well as providing our clients with the power of Stantec's extensive global reach and resources."

RNL represents the most recent in a series of strategic US-based buildings acquisitions for Stantec within recent years – including ADD Inc., SWH Group, and VOA Associates, among others – designed to strengthen the company's capabilities to service clients throughout the United States and the globe. Stantec currently has roughly 4,000 team members within its global Buildings practice.

About RNL
RNL is a global, full-service design firm specializing in sustainable, integrated design. Founded in 1956, RNL offers a continuum of design services, including commercial architecture, interior design, landscape architecture, urban design and planning. RNL has offices in Denver, Los Angeles, Phoenix, Washington DC, and Abu Dhabi, United Arab Emirates. For more information, please visit www.rnldesign.com.

About Stantec
We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our work-engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation-begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	RNL Design Contact H. Joshua Gould, AIA, LEED AP R N L Chairman & CEO Ph. (303) 575-8589 Josh.Gould@RNLDESIGN.com

Design with community in mind